     April 1, 2008

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Jeffrey P. Riedler, Esq.

     Division of Corporation Finance

Re:     Integrated BioPharma, Inc. – Revised Preliminary Information Statement on Schedule 14C filed March 20, 2008 (No. 001-31668)

Mr. Riedler:

On behalf of our client, Integrated BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Information Statement on Form 14C (“Information Statement”) (File No. 001-31668), originally filed with the Commission on March 20, 2008. Amendment No. 1 responds to the comments received from the Commission’s staff (the “Staff”) by letter dated March 27, 2008 (the “Comment Letter”) with respect to the Information Statement.

For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter), and the responses to each comment appear immediately below such comment. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

* * * *

Summary of Private Placement Transaction

1. Please revise your disclosure to describe the conversion terms of the securities issued in the private placement.

In response to the Staff’s comment, the Company has revised the Information Statement to describe further the conversion terms of the securities issued in the private placement described therein. Please see “Summary of Private Placement Transaction-Overview.”

Amendment to the Certificate of Incorporation

General Effect of the Proposed Amendment and Reasons for Approval

2. Please clarify whether the number of shares presently reserved for issuance already includes the shares necessary to meet your obligations under the private placement. We note that under the subheading “Availability” you disclose that the stock reserved for issuance already includes the shares under the private placement. However, under the subheading “Future Issuances” you disclose that “[e]xcept for the private placement described herein, there are no present agreements, understandings, or plans for the issuance of any of the additional shares that would be authorized by the amendment.”

In response to the Staff’s comment, the Company has revised the Information Statement to clarify the disclosure. Please see “General Effect of the Proposed Amendment and Reasons for Approval-Availability” and “-Future Issuances.”

3. Please disclose whether the increase in authorized shares is necessary to meet your obligations under the private placement.

In response to the Staff’s comment, the Company has revised the Information Statement to clarify its disclosure. Please see “General Effect of the Proposed Amendment and Reasons for Approval-Availability” and “-Future Issuances.”

* * * *

     In connection with this response letter and the revisions to the Information Statement, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should any member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact me at (212) 801-6752.

                                   Very truly yours,

                                   /s/ Andrew H. Abramowitz

                                   Andrew H. Abramowitz

cc:     Mr. Sebastian Gomez Abero